Exhibit 23.02

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-206629-01 on Form S-3 of our report dated February 22, 2018, relating to the consolidated financial statements and financial statement schedule of South Carolina Electric & Gas Company and affiliates (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph regarding legal, legislative, and regulatory matters that may result in material impacts to results and the liquidity of the Company as a result of the abandoned Nuclear Project), appearing in this Annual Report on Form 10-K of South Carolina Electric & Gas Company for the year ended December 31, 2017.

/s/DELOITTE & TOUCHE LLP
Charlotte, North Carolina
February 22, 2018